SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP Publicly-held company CNPJ No. 43.776.517/0001-80 NIRE No. 35.3000.1683-1 MATERIAL FACT Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company”), in compliance with the provisions of Resolution No. 44, of August 23, 2021, as amended, issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that, it has entered into share purchase agreements with: (i) Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., acting as fiduciary agent on behalf of the debentureholders of the First Issuance of Simple, Non-Convertible Debentures, Secured by Fiduciary Guarantees and Personal Guarantees, in a Single Series, for Private Placement, issued by Phoenix Água e Energia S.A., for the acquisition, by the Company or through one of its subsidiaries, of 74.9% (seventy-four point nine percent) of the common shares issued by EMAE – Empresa Metropolitana de Águas e Energia S.A. (“EMAE”), at a price per share of R$59.33 (fifty-nine Reais and thirty-three cents); and (ii) Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”), for the acquisition, by the Company or through one of its subsidiaries, of 66.8% (sixty-six point eighty percent) of the preferred shares issued by EMAE, at a price per share of R$32.07 (thirty-two Reais and seven cents) The transactions were negotiated separately with the respective counterparties, and their completion is subject to approval by the competent regulatory and antitrust authorities, among other conditions precedent. Upon completion of the aforementioned transactions, the Company will hold shares representing 70.1% (seventy point one percent) of EMAE’s total share capital, at an aggregate acquisition cost of R$1,131,460,783.00 (one billion, one hundred thirty-one million, four hundred sixty thousand, seven hundred eighty-three reais). This acquisition represents a strategic milestone for the Company, bringing benefits in two complementary fronts: • Water Security: The integration of the Guarapiranga and Billings systems will allow greater flexibility in water resource management within the São Paulo Metropolitan Region, enhancing water supply security and enabling multiple uses of these water sources. • Power Assets: EMAE has a portfolio of power generation assets with solid cash flow, supported by long-term inflation-indexed revenue contracts, contributing to financial stability and sustainable value creation. By combining water security with energy potential, the acquisition enhances the synergies between Company’s business segments and strengthens the Company’s foundation to face the challenges posed by climate change and growing demand for essential services. The Company will hold a conference call with investors on Monday, October 6, at 10:00 a.m. (BRT) to provide further information regarding the transactions disclosed herein (connection details available on the Company’s Investor Relations website). The Company will keep its shareholders and the market informed of any further developments related to the subject matter of this Material Fact. São Paulo, October 5, 2025. DANIEL SZLAK CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 6, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.